Exhibit 99.1

Almonty’s Sangdong Processing Plant Receives Final Operational Certification — Phase I is Now Commercially Operational

Mining facility inspection certificates issued September 17, 2026 authorize Almonty to commercially operate the Sangdong processing plant and crushing facilities and commence sales of tungsten concentrate

DILLON, Montana – September 21, 2026 – Almonty Industries Inc. (“Almonty” or the “Company”) (NASDAQ: ALM) (Frankfurt: ALI1), a leading global producer of tungsten concentrate, today announced that it has received mining facility inspection certificates for the processing plant and crushing facilities at the Sangdong Mine (“Sangdong”) in Yeongwol, Gangwon Province, South Korea. Issued September 17, 2026, the certificates authorize Almonty to commercially operate the facilities. This is the final administrative requirement necessary before commercially processing tungsten concentrate at Sangdong for the South Korean market and export overseas.

The concentrate Sangdong produces is already substantially contracted. In July 2026, Almonty amended its long-term offtake agreement with Global Tungsten & Powders LLC (“GTP”), a member of Austria’s Plansee Group, extending the term to 21 years from first delivery and increasing total contracted volume to 4,410,000 metric tonne units (“MTU”) of tungsten concentrate, with minimum contracted volumes of 210,000 MTU per year following ramp-up. The agreement covers more than 90% of Phase I production from Sangdong. Under South Korean mining regulations, facilities and equipment must pass inspection before they can be placed into operation. Following a satisfactory inspection, the certificates were issued on September 17, 2026. With the certificates issued, Almonty is now able to crush and process tungsten ore mined at Sangdong into saleable tungsten concentrate, and to place that concentrate with customers in South Korea and abroad. The certification is the final step in Sangdong’s transition from facility construction, trial operation and commissioning to commercial production.

Management Commentary

Lewis Black, Chairman, President and Chief Executive Officer of Almonty, commented: “Sangdong now has the clearance it needs to commercially operate its processing plant and to sell what that plant produces. That distinction matters. We have been running ore through the plant since June, 2026; now we are permitted to turn that material into concentrate that can be invoiced, shipped and delivered into South Korea and into export markets.

“The timing is not lost on us. Tungsten prices are at historic highs, China has tightened its grip on the material the Western industrial base depends on, and commencing January 2027, United States defense procurement rules will look all the way back to where the ore was mined. Sangdong is one of very few assets anywhere that can answer that question with a Western address and the scale to matter. With more than 90% of our Phase I production already contracted for 21 years from first delivery, the task in front of us is a simple one: operate the plant safely, ramp it steadily and deliver.”

About Almonty

Almonty (NASDAQ: ALM) (Frankfurt: ALI1) is a leading supplier of conflict-free tungsten – a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong Tungsten Mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to be a major contributor to the global non-China tungsten supply chain upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in Spain and the United States, Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness. To learn more, please visit https://almonty.com.

Legal Notice

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law, and persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws. All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements in this news release include, but are not limited to, statements concerning the commencement and ramp-up of commercial production at the Sangdong Mine and the timing thereof, the operation of the Sangdong processing plant and crushing facilities, the production of saleable tungsten concentrate and the sale and export of that concentrate, the completion of the remaining administrative procedures relating to the operation of the Sangdong Mine, the delivery of contracted volumes under the Company’s offtake agreement with GTP and the revenue expected to be generated thereunder, future APT pricing, the expected contribution of the Sangdong Mine to the global non-China tungsten supply chain, and the anticipated effects of changes to United States defense procurement rules. Forward-looking statements are based upon certain assumptions and other important factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. There can be no assurance that forward-looking statements will prove to be accurate. Key assumptions upon which the Company’s forward-looking information is based include, without limitation, the successful and stable operation of the Sangdong processing plant and crushing facilities, the completion of the remaining administrative procedures relating to the operation of the Sangdong Mine, the availability and grade of ore feed, the ramp-up of the Sangdong Mine toward full Phase I capacity, the performance by counterparties of their obligations under the Company’s offtake arrangement, and prevailing tungsten and APT pricing.

Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation, the risk that the remaining administrative procedures are not completed on the timeline anticipated or at all, the risk that the processing plant does not perform or ramp as expected, commodity prices for tungsten, and the risks identified in the Company’s annual information form for the year ended December 31, 2025 dated March 18, 2026 under the heading “Risk Factors” and in the Company’s management’s discussion and analysis for the three and six months ended June 30, 2026 and 2025 dated August 11, 2026 under the heading “Risks and Uncertainties”.

Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, the foregoing list of material factors is not exhaustive, and there may be other factors that could cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. When relying on Almonty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS NEWS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.

Company Contact

Lewis Black

Chairman, President & CEO

(647) 438-9766

info@almonty.com

Investor Relations Contact

Lucas A. Zimmerman

Managing Director MZ Group - MZ North America

(949) 259-4987

ALM@mzgroup.us

www.mzgroup.us